United States securities and exchange commission logo





                               December 1, 2023

       Dezhi Liu
       Chief Executive Officer
       Oriental Rise Holdings Limited
       No. 48 Xianyu Road
       Shuangcheng Town, Zherong County
       Ningde City, Fujian Province
       People   s Republic of China

                                                        Re: Oriental Rise
Holdings Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed November 14,
2023
                                                            File No. 333-274976

       Dear Dezhi Liu:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 30, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1, filed November 14, 2023

       Cover Page

   1. We note your response to previous comment 1. Given that the securities offered in your primary and resale
offerings are being offered pursuant to two different plans of distribution and at
different pricing please tell us why you are including the resale offering in the same prospectus
as your underwritten primary offering rather that as two, separate prospectuses within the
same registration statement. Please also advise us as to how you will inform investors
whether they will be investing in the primary offering by the company, in which case
the company would receive the proceeds, or in the resale offering.
 Dezhi Liu
FirstName  LastNameDezhi   Liu
Oriental Rise Holdings Limited
Comapany1,
December   NameOriental
              2023        Rise Holdings Limited
December
Page 2     1, 2023 Page 2
FirstName LastName
Selling Shareholders
Plan of Distribution, page 65

2. We note your response to previous comment 9, which we reissue. Please revise to fix an initial price for the resale offering until your ordinary shares are listed on the Nasdaq
         Capital Market and there is an established market for these resale shares. Refer to Item
         501(b)(3) of Regulation S-K. We also note in your response that you state that "any and all shares sold in the resale offering will be sold on a national securities exchange." We note your disclosure here that sales by the Selling Shareholders may be effected in transactions "in the over-the-counter market" and "in transactions otherwise than on these exchanges or systems or in the over-the-counter market." Please reconcile these two statements.
Item 8. Exhibits and Financial Statement Schedules, page II-2

3. We note that the opinion of Jingtian & Gongcheng, your PRC legal counsel, filed as
         Exhibit 8.1 is undated and unsigned. Please revise to include a signed and dated copy of the legal opinion. Additionally, your disclosure on page 119 states:
 Our PRC counsel has
         also informed us that, in their opinion, the Zherong County Immovable Property
         Registration Centre will accept our application upon our submission of the Title
         Investigation Report and any other documents required for the
registration.    This opinion
         does not appear to be covered in the opinion filed as Exhibit 8.1, please have counsel revise the opinion accordingly.
4. Please have counsel remove assumption 2.9 and from the legality opinion filed as Exhibit
         5.1. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.
5. Please file consents of your Cayman Islands legal counsel and your PRC legal counsel, similar to how you filed the consents for PKF and CIC. Although the consent is not filed as a separate document, you may list it, then refer to its location in the opinions filed as
         Exhibits 5.1 and 8.1. See Item 601(b)(23) of Regulation S-K.
General

6. We note your response to previous comment 8 and reissue the comment in part. We note the revised disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is still unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 7, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample
         Letters to China-Based Companies sought specific disclosure relating to the risk that the
         PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you
         that, pursuant to federal securities rules, the term    control
(including the terms
 Dezhi Liu
Oriental Rise Holdings Limited
December 1, 2023
Page 3
         controlling,       controlled by,    and    under common control with
 ) as defined in Securities
      Act Rule 405 means    the possession, direct or indirect, of the power to
direct or cause the
      direction of the management and policies of a person, whether through the ownership of
      voting securities, by contract, or otherwise.    The Sample Letters also
sought specific
      disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of July 7, 2023. As examples, and without limitation, we note that your revised disclosure in the latest
      amendment still includes the addition of an    in accordance with
applicable laws and
      regulations    qualifier with respect to disclosure related to
China-Based Companies, and
      still does not address the following points:

             In the Significant Risk Factor Summary section and the Risk Factor section, disclosure noting that the Chinese government may exercise significant oversight and discretion over the conduct of your business and may intervene in or influence your operations at any time;
             In the Risk Factor section, disclosure referring to "control of foreign exchange" and
           "government control,    instead of the current disclosure noting
"foreign exchange
           management" and "government management;    and
             In the Risk Factor section, disclosure noting the    lack of
sufficient transparency    in
           the regulatory process.
7. We note your response to previous comment 10. Please revise to highlight the risks related to potential price volatility/depreciation for investors in the primary offering as a result of the resale being at potentially at different pricing than the primary offering after the initial fixed price.
       Please contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                              Sincerely,

FirstName LastNameDezhi Liu                                   Division of
Corporation Finance
                                                              Office of
Industrial Applications and
Comapany NameOriental Rise Holdings Limited
                                                              Services
December 1, 2023 Page 3
cc:       Joe Laxague, Esq.
FirstName LastName